September 17, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Withdrawal of Form 485APOS Filing for FDP Series, Inc. (the “Registrant”)
Registration File Nos. 333-123779 and 811-21744

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant, an open-end investment company, on behalf of its series, MFS Research International FDP Fund, Marsico Growth FDP Fund, Invesco Value FDP Fund and Franklin Templeton Total Return FDP Fund (each a “Fund” and collectively, the “Funds”), hereby requests withdrawal of Post-Effective Amendment No. 14 to its Registration Statement on Form N-1A (File No. 333-123779) filed on June 12, 2015 (SEC Accession No. 0001193125-15-221900) (the “Post-Effective Amendment”). The Registrant is requesting withdrawal of the Post-Effective Amendment because the Funds have not yet received the requisite shareholder approval to effect certain of the changes reflected in the Post-Effective Amendment. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

FDP Series, Inc.

By:	/s/ Benjamin Archibald
Name: Title:	Benjamin Archibald Secretary